Filed pursuant to Rule 497(a)
File No. 333-259996
Rule 482 ad

FUNDRISE

New 12.50% preferred equity investment in Tampa, FL



We're pleased to announce a new addition to your Income Real Estate Fund portfolio: a preferred equity investment in a 324-unit garden-style multifamily development in Tampa, Florida. The investment's 12.50%[1] gross return supports the ***Income Fund's recently increased 8%[2] annualized distribution rate*** (up from 7.75%).

Investment highlights:

- **Investment type:** Preferred equity
- **Location:** Tampa, FL
- **Projected return:** 12.50%[1] gross annual return
- **Development:** 324-unit ground-up garden style multifamily

Why this investment

This investment represents the type of high-quality credit opportunity that supports both funds' distribution strategies: preferred equity positions in quality assets with experienced operators and strong demographic fundamentals. The development benefits from Tampa's explosive growth trajectory, with the local population surging 88.6% since 2010 and projected to grow another 9.14% through 2029.

The property's location delivers exceptional access to employment, positioned half a mile from JPMorgan's 3,000-employee office and one mile from Citibank Center's 4,000-plus employees. Both employers recently committed $60 million to facility upgrades, signaling long-term investment in the area. The site also provides seamless connectivity via I-4 and I-75, linking residents to both Orlando and Sarasota employment markets.

Market context

While the Federal Reserve has begun lowering interest rates, we continue to identify compelling fixed-rate credit opportunities in the commercial real estate markets. As rates decline further, we expect the fixed 12.50%[1] return on this and other preferred equity investments will look increasingly attractive compared to traditional fixed income alternatives. While traditional savings vehicles see their yields compress, fixed-rate investments like this enabled the Income Fund to raise its distribution rate to 8%[2], a 25 basis point increase from the prior 7.75% rate.

Invest now

1. This solely represents a fixed rate of preferred return due to the Opportunistic Credit Fund II under the terms of its investment agreement, and does not reflect either a gross or net return that an investor in the Opportunistic Credit Fund II may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return. However, please note that all investors in the Opportunistic Credit Fund II will be subject to a 1.75% fund management fee, and, if the Opportunistic Credit Fund II is able to achieve a greater than 10% overall return on its portfolio, which is also uncertain and undeterminable at this time, then the asset will also be subject to an additional 20% performance-based fee.

2. As of January 2026. The current month's distribution is annualized and divided by the prior month's net asset value per share.

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

Billion-dollar investors don’t typically park their cash in high-yield savings accounts. Instead, they often use one of the premier passive income strategies for institutional investors: private credit.

Now, the same passive income strategy is available to investors of all sizes thanks to the Fundrise Income Fund, which has more than $600 million invested and a 7.97% distribution rate.

With traditional savings yields falling, it’s no wonder private credit has grown to be a trillion-dollar asset class in the last few years.

Visit Fundrise.com/SHOW to invest in the Fundrise Income Fund in just minutes.

The Fund’s total return in 2025 was 8% and the average annual total return since inception is 7.8%. Past performance does not guarantee future results. Current distribution rate as of 12/31/2025. Carefully consider the investment material before investing, including objectives, risks, charges, and expenses. This and other information can be found in the Income Fund’s prospectus at Fundrise.com/Income.This is a paid advertisement.